

Igor Lychagov · 3rd

Serial Technology Entrepreneur, Founder and Investor.

Lucerne, Lucerne, Switzerland · **Contact info**

158 connections

 Message | More

---

Experience



Co-Founder
Exness · Full-time
Oct 2008 – Present · 13 yrs



Co-Founder
Ornament Health AG · Full-time
Jan 2019 – Present · 2 yrs 9 mos
Switzerland



Lead Investor, Board Member
Spiden · Part-time
Apr 2021 – Present · 6 mos
Pfäffikon, Zurich, Switzerland



Lead Investor
SelfDecode · Part-time
Apr 2021 – Present · 6 mos

United States



Investor, Board Member
Caeli Nova · Part-time
Aug 2021 – Present · 2 mos
Switzerland

Show 1 more experience ⌄

Education



Stanford University Graduate School of Business
2021 – 2021

